UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )1

uVuMobile, Inc

(Name of Issuer)

Common Stock

(Title of Class of Securities)

83169-8-105

(CUSIP Number)

Daniel McKelvey

Forte Capital Partners, LLC.

250 Montgomery Street

San Francisco, CA 94104

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

———————

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 4 Pages)

CUSIP No. 83169-8-105	13D	Page 2 of 4 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Forte’ Capital Partners 94-3313061
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 11,734,375
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 11,734,375
WITH	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,734,375
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1%
14		TYPE OF REPORTING PERSON* PN

CUSIP No. 83169-8-105	13D	Page 3 of 4 Pages

Item 1.	Security and Issuer.

Convertible debenture, uVuMobile 2160 Satellite Boulevard, Suite 130, Duluth, GA 30097

Item 2.	Identity and Background.

(a)	Forte’ Capital Partners
(b)	250 Montgomery Street, San Francisco, CA 94104
(c)	Investment management
(d)	No
(e)	No
(f)	USA

Item 3.	Source or Amount of Funds or Other Consideration.

Partnership, $751,000

Item 4.	Purpose of the Transaction.

Investment

Item 5.	Interest in Securities of the Issuer.

(a)

11,734,374 shares were beneficially owned by Forte’ Capital Partners on a converted basis. This represents 15.1% of the outstanding common shares based on uVuMobile’s 424B3 filing in June 2008 stating there were 77,483,320 shares outstanding.

(b)	11,734,375, Forte’ Capital Partners has sole power to vote & sole power to dispose
(c)	N/A
(d)	N/A
(e)	5/28/09

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Daniel McKelvey, a principal of Forte’ Capital Partners was a board member and resigned in February 2009.

Item 7.	Material to be filed as Exhibits.

CUSIP No. 83169-8-105	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 6, 2009

Forte Capital Partners, LLC.

By: /s/ Daniel P. McKelvey

Daniel P. McKelvey,

Managing Member